UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2013.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to              .

Commission File Number 001-05647

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MATTEL, INC. PERSONAL INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MATTEL, INC.

333 Continental Boulevard

El Segundo, California 90245-5012

MATTEL, INC. PERSONAL INVESTMENT PLAN

December 31, 2013 and 2012

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2013 and 2012	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013	3

Notes to Financial Statements	4-10

Supplemental Schedule:
Schedule H, Line 4i–Schedule of Assets (Held at End of Year) at December 31, 2013	11-22

Signature	23

Exhibit:
23.0 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Mattel, Inc. Personal Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Mattel, Inc. Personal Investment Plan (the “Plan”) at December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
June 24, 2014

MATTEL, INC. PERSONAL INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2013	December 31, 2012
	(In thousands)
ASSETS
Investments	$933,746	$786,030
Receivables:
Notes receivable from participants	9,157	8,993
Employer contributions	874	709
Participant contributions	958	783
Due from brokers for securities sold	477	625
Interest and dividends	266	214
Transfer from HIT Entertainment, Inc. 401(k) Plan	—	10,681

Total receivables	11,732	22,005

Total assets	945,478	808,035

LIABILITIES
Accrued expenses	256	217
Due to brokers for securities purchased	728	331

Total liabilities	984	548

Net assets available for benefits, at fair value	944,494	807,487
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(760)	(5,661)

Net assets available for benefits	$943,734	$801,826

The accompanying notes are an integral part of these financial statements.

MATTEL, INC. PERSONAL INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2013

(In thousands)
Additions
Investment income:
Net appreciation in fair value of investments	$128,745
Interest and dividends	8,502

Total investment income	137,247
Interest income on notes receivable from participants	377
Contributions:
Employer	29,430
Participant	36,088

Total contributions	65,518

Total additions	203,142

Deductions
Benefits paid to participants	(59,970)
Administrative expenses	(1,264)

Total deductions	(61,234)

Net increase	141,908
Net assets available for benefits:
Beginning of year	801,826

End of year	$943,734

The accompanying notes are an integral part of these financial statements.

MATTEL, INC. PERSONAL INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	General Description of the Plan

The Mattel, Inc. Personal Investment Plan (the “Plan” or “PIP”) was established by Mattel, Inc. (the “Company”) effective November 1, 1983. The PIP is a contributory thrift savings form of a defined contribution plan that covers non-union employees of the Company and certain of its subsidiaries.

The Plan is sponsored and administered by the Company, acting by and through the Administrative Committee. The Plan’s assets are held by Wells Fargo Bank, N.A. (“Wells Fargo” or the “Trustee”) and the recordkeeper is Aon Hewitt.

On February 1, 2012, the Company acquired Helium Holdings 1A Ltd (“HIT Entertainment”). The HIT Entertainment employees that were participants of the HIT Entertainment, Inc. 401(k) Plan (“HIT 401(k) Plan”) as of May 31, 2012 became participants of the Plan as of June 1, 2012. On December 31, 2012, the Company merged the HIT 401(k) Plan with and into the Plan.

Eligibility

Employees of the Company and certain of its subsidiaries are generally eligible to participate in the Plan immediately upon their hire date if they are full-time or part-time employees of the Company or certain of its subsidiaries and are age 20 or older, except that American Girl retail store employees age 20 or older are eligible to participate in the PIP after a 90-day waiting period has been completed and American Girl variable employees are not eligible to participate.

Contributions

For Plan participants, excluding participants who are also participating in the Mattel Cash Balance Plan, the Company makes automatic contributions ranging from three percent to eight percent of compensation based on participants’ ages, regardless of whether the participants elect to personally contribute to the Plan. For all Plan participants, the Company makes matching contributions equal to 100 percent of the first two percent of compensation and 50 percent of the next four percent of compensation contributed by participants. Plan participants who are not classified as “highly compensated employees” under the Internal Revenue Code may contribute up to an additional 74 percent of compensation, with no matching contributions by the Company. Plan participants who are classified as “highly compensated employees” may contribute up to an additional 14 percent of compensation, with no matching contributions by the Company.

The Plan includes provisions for automatic enrollment and re-enrollment of participants and automatic increases in participant contributions. Under these provisions, each employee is automatically enrolled for contributions upon his or her commencement of employment equal to two percent of his or her compensation. In addition, the contribution election of each participant who has elected (or who has been automatically enrolled) to contribute less than six percent of his or her compensation is automatically increased by one percent as of the first April that is at least 90 days after the participant has elected (or who has been automatically enrolled) to contribute to the Plan. The automatic one percent increase continues on each subsequent April until the participant’s contribution level reaches six percent of compensation. A participant may affirmatively elect to override the automatic enrollment and contribution increases at any time. Effective January 1, 2013, the automatic increase in participant contributions for those participants contributing less than six percent of his or her compensation changed to two percent.

All contributions made to the Plan are subject to annual limitations imposed by the Internal Revenue Code.

Plan participants are able to direct all contributions into one or more of the 15 separate investment funds available under the Plan in 2013 and 2012, including a fund that is invested primarily in the Company’s common stock (the “Mattel, Inc. stock fund”). Participants may not invest more than 25 percent of the contributions made to their accounts in the Mattel, Inc. stock fund or transfer more than 25 percent of their account balances to the Mattel, Inc. stock fund. Participants are not required to allocate any funds to the Mattel, Inc. stock fund, allowing them to limit or eliminate their exposure to market changes in the Company’s stock price.

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Participants vest in the Company’s contributions plus earnings thereon after three years of credited service. Participants who terminate employment due to retirement at or after the age of 65, permanent and total disability, or death become fully vested in the balances of their accounts.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $2,000 and a maximum equal to the lesser of $50,000 less the highest outstanding loan balance in the last 12 months or 50 percent of the vested balance of their accounts. Loan terms generally range from one to five years but can range from one to fifteen years if the loan proceeds are used for the purchase of a primary residence. The loans are secured by the vested balance of accounts and bear interest at the prime rate plus one percent, set at the beginning of the month in which the loan is granted, and is fixed for the duration of the loan. Annual interest rates on loans outstanding for the Plan ranged from 4.25 to 10.50 percent at December 31, 2013 and December 31, 2012. Principal and interest are paid ratably through payroll deductions.

Participant Accounts

Participant accounts are credited with the participants’ contributions and allocations of (a) the Company’s contributions and (b) the Plan’s earnings. The Company’s contributions are invested in the Plan’s investment funds based on the investment fund percentages chosen by participants for their contributions. Allocations of the Plan’s earnings are based on the funds’ earnings and the percentage of the funds the participants choose to hold. Nonvested account balances of participants who terminate employment are forfeited and used to reduce Company contributions in the future. Forfeitures used to reduce Company contributions in 2013 were approximately $1,389,000.

Payment of Benefits

Participants or beneficiaries of participants who terminate employment due to retirement, disability, death, or other reasons are allowed to receive a lump-sum payment equal to the vested balance of their account or installment payments over a period of five, ten, or fifteen years, unless the distributable benefit is less than $1,000, in which case the payment is made in a lump sum.

Expenses of the Plan

Investment manager expenses are allocated to the funds and paid by the Plan, with all other expenses paid by the Company.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Investment contracts held by the Plan are reported at fair value. However, contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts, as well as adjustments from fair value to contract value for fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Valuation of Investments

The Plan’s investments are stated at fair value and are valued as follows:

The Plan’s investments in the common and commingled trust funds, short-term investment fund, and mutual fund are valued at the net asset value of shares held. In general, there are no restrictions as to the redemption of these funds, nor does the Plan have any contractual obligations to further invest in any of these funds. In addition, these funds have daily liquidity with trades settling between one and three days and are fully benefit-responsive to participant transactions at the measurement date. Investments in common stock, including the Company’s common stock, are valued using quoted market prices reported on the active market upon which the individual securities are traded. The stable asset fund holds primarily guaranteed investment contracts (“GICs”) and synthetic guaranteed investment contracts (“synthetic GICs”). The fair value of the GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations, considering the credit worthiness of the issuer. The fair value of the synthetic GICs is determined based on the fair value of the individual underlying securities, which are primarily composed of high-quality fixed income securities and a collective trust fund. The fair value of the fixed income securities is determined based on valuations provided by an independent pricing service, which uses multiple valuation techniques that incorporate available market information and proprietary valuation models, which consider market characteristics, such as benchmark yield curve, credit spreads, estimated default rates and other security features. The fair value of the collective trust fund is based on the net asset value of shares held. The fair value of the synthetic GICs’ wrapper contract is determined using a market approach discounting methodology, which incorporates the difference between current market level rates for contract wrap fees and the wrap fee being charged.

In determining the net assets available for benefits, the GICs and synthetic GICs are considered to be fully benefit-responsive and thus adjusted to contract value, which is equal to the principal balance plus accrued interest. Full or partial Plan sponsor-directed redemptions or terminations of the GICs and synthetic GICs may be delayed for up to 30 days.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as deemed distributions based on the terms of the Plan document. No allowance for credit losses was recorded as of December 31, 2013 or 2012.

Contributions

Company and participant contributions are reported in the financial statements in the period in which the related employee services are rendered. Participant rollover contributions are reported as participant contributions in the financial statements.

Income Recognition

The net appreciation or depreciation in investment values during the period is reflected in the statement of changes in net assets available for benefits. The net appreciation or depreciation includes realized gains and losses on investments sold during the period and unrealized gains and losses on investments held. Securities transactions are recorded on the transaction date. Interest income is recorded on the accrual basis as earned. Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefit payments are recorded in the period in which the benefit payments occur. Benefits that are due to participants but remained unpaid at December 31, 2013 and December 31, 2012 totaled $161,000 and $71,000, respectively.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Market values of the Plan’s investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.	Investment Contracts

The Plan holds both GICs and synthetic GICs. These contracts are managed by Morley Capital Management, Inc. (“Morley”). The GICs are issued with a fixed crediting rate and a fixed maturity that does not change over the life of the contract. The synthetic GICs are wrap contracts paired with underlying investments, primarily consisting of high-quality fixed income securities owned by the Plan. The synthetic GICs provide for a variable crediting rate, based on current yields of the underlying assets, and do not have a final stated maturity date. The crediting rate typically re-sets on a monthly basis with a one-month look-back for the underlying investment portfolio statistics. The primary variables impacting future crediting rates include current yield of the investments within the contract, duration of the investments covered by the contract, and the existing difference between the fair value and the contract value of the investments within the contract.

For synthetic GICs, the contract issuers guarantee a minimum zero percent crediting rate.

The average yield earned on the underlying investments equaled approximately 1% in both 2013 and 2012. The average yield earned, reflecting actual crediting rates to participants, equaled approximately 1% and 2% in 2013 and 2012, respectively.

As described in Note 2, because the GICs and synthetic GICs held are fully benefit-responsive, contract value is the relevant measurement attribute for the portion of the net assets available for benefits attributable to the GICs and synthetic GICs. Contract value, as reported to the Plan by Morley, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. At December 31, 2013 and 2012, no reserves are considered necessary for any potential credit risk or other risk to the contract value of the investments. The contract issuers guarantee that all qualified participant withdrawals will occur at contract value, subject to the events described in the following paragraph.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events may include, but are not limited to: (1) amendments to the Plan’s documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan’s sponsor or other Plan sponsor events that cause a significant withdrawal from the Plan, or (4) the failure of the Plan’s trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act. The Plan’s administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable. Certain events allow issuers to terminate GIC and synthetic GIC wrap contracts with the Plan and settle at an amount different from the contract value. Such events may include, but are not limited to: (1) management of the portfolio which is not in accordance with investment guidelines, (2) breach of any material obligation under the wrap contract, (3) any representation or warranty made by the contract holder that becomes untrue in any material way, (4) replacement of the advisor without prior consent of the issuer, (5) termination of fund, (6) fund ceases to qualify as a group trust or the Plan ceases to meet the appropriate tax qualifications, or (7) the wrap contract becomes a prohibited transaction within the meaning of Section 406 of the Employee Retirement Income Security Act.

4.	Tax Status of the Plan

The Internal Revenue Service (the “IRS”) has determined and informed the Company by a letter dated May 20, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “Code”). The Company and the Plan’s counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

US GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2010.

5.	Related-Party Transactions

The Company and Wells Fargo are parties-in-interest. The Plan’s investment managers include Barclays, BlackRock Financial Management, Institutional Capital Management, Morley, Northern Trust Company, Pyramis Global Advisors, PIMCO, and Lazard Asset Management, which are also parties-in-interest. A statutory exemption exists for transactions with these parties-in-interest.

The Plan had transactions in the common stock of the Company and the Wells Fargo Short-Term Investment Fund, which is managed by Wells Fargo. During 2013, purchases and sales of the Company’s common stock totaled $1,102,000 and $6,209,000, respectively, and the purchases and sales of Wells Fargo Short-Term Investment Fund shares totaled $83,242,000 and $83,122,000, respectively.

6.	Plan Termination

The Company anticipates the Plan will continue without interruption but reserves the right to discontinue the Plan. In the event such discontinuance results in the termination of the Plan, participants will become 100 percent vested in their accounts.

7.	Investments

The following investments individually represent five percent or more of the Plan’s net assets (in thousands):

	December 31, 2013	December 31, 2012
S&P 500 Equity Index Fund	$153,117	$107,312
Wilshire 4500 Equity Index Fund	63,582	(a)
International Equity Index Fund	61,628	43,487
Prudential Trust Co. Collective Trust at contract value (fair value of $51,687,000 and $55,504,000, respectively)	51,335	53,257
Monumental Life Insurance Co. Collective Trust at contract value (fair value of $52,007,000)	51,307	(a)
Mattel, Inc. stock fund	47,684	40,906

(a)	The Wilshire 4500 Equity Index Fund and Monumental Life Insurance Co. Collective Trust did not represent five percent or more of the Plan’s net assets at December 31, 2012.

The Plan’s investments include realized gains and losses on investments sold and unrealized gains and losses on investments held. The Plan’s investments appreciated during the year ended December 31, 2013 as follows (in thousands):

Common and commingled trust funds	$79,281
Common stock	53,855
Short-term investment fund	124
Mutual fund	(4,515)

Net appreciation in fair value of investments	$128,745

The Company has directed the Trustee to invest any excess cash balances in the Wells Fargo Short-Term Investment Fund, which is a diversified portfolio of short-term investment securities.

8.	Fair Value Measurements

The following tables present information about the Plan’s assets and liabilities measured and reported in the financial statements at fair value and indicate the fair value hierarchy of the valuation techniques utilized to determine such fair value. The three levels of the fair value hierarchy are as follows:

•	Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

•	Level 2—Valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

•	Level 3—Valuations based on inputs that are unobservable, supported by little or no market activity, and that are significant to the fair value of the assets or liabilities.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy levels. The Plan’s assets measured and reported in the financial statements at fair value on a recurring basis include the following (in thousands):

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Investments:
Short-term investment fund	$—	$25,722	$—	$25,722
Common stock:
Large Cap	103,455	—	—	103,455
Small/Mid Cap	66,698	—	—	66,698
Mattel, Inc. common stock	47,684	—	—	47,684

Total common stock	217,837	—	—	217,837
Common and commingled trust funds:
S&P 500 Equity Index Fund	—	153,117	—	153,117
Wilshire 4500 Equity Index Fund	—	63,582	—	63,582
International Equity Index Fund	—	61,628	—	61,628
LifePath 2040 Index Fund	—	46,760	—	46,760
LifePath 2030 Index Fund	—	44,343	—	44,343
Intermediate Bond Index Fund	—	38,108	—	38,108
LifePath 2020 Index Fund	—	34,857	—	34,857
LifePath Retirement Index Fund	—	20,420	—	20,420
International Equity Fund	—	12,776	—	12,776
LifePath 2015 Index Fund	—	4,988	—	4,988

Total common and commingled trust funds	—	480,579	—	480,579
Long-term US government bond mutual fund	22,911	—	—	22,911
Synthetic guaranteed investment contracts	—	174,606	—	174,606
Guaranteed investment contracts	—	—	12,091	12,091

Total investments	$240,748	$680,907	$12,091	$933,746

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Investments:
Short-term investment fund	$—	$20,726	$—	$20,726
Common stock:
Large Cap	81,387	—	—	81,387
Small/Mid Cap	50,325	—	—	50,325
Mattel, Inc. common stock	40,906	—	—	40,906

Total common stock	172,618	—	—	172,618
Common and commingled trust funds:
S&P 500 Equity Index Fund	—	107,312	—	107,312

	December 31, 2012
	Level 1	Level 2	Level 3		Total
International Equity Index Fund	—	43,487	—		43,487
Intermediate Bond Index Fund	—	38,963	—		38,963
Wilshire 4500 Equity Index Fund	—	36,677	—		36,677
LifePath 2030 Index Fund	—	34,818	—		34,818
LifePath 2040 Index Fund	—	32,672	—		32,672
LifePath 2020 Index Fund	—	32,384	—		32,384
LifePath Retirement Index Fund	—	18,610	—		18,610
International Equity Fund	—	7,130	—		7,130
LifePath 2015 Index Fund	—	4,537	—		4,537

Total common and commingled trust funds	—	356,590	—		356,590
Long-term US government bond mutual fund	31,716	—	—		31,716
Synthetic guaranteed investment contracts	—	202,233	—		202,233
Guaranteed investment contracts	—	—	2,147	*	2,147

Total investments	$204,334	$579,549	$2,147	*	$786,030

* Guaranteed investment contracts held in the prior year have been reclassified from Level 2 to Level 3.

There have been no changes in the valuation methodologies used to value the Plan’s assets at fair value at December 31, 2013 and 2012.

The following table presents a reconciliation of the beginning and ending balances of investments measured and reported using Level 3 inputs for the years ended December 31, 2013 and 2012:

Level 3
(In thousands)
Balance at December 31, 2011	$16,950
Maturities	(15,004)
Net appreciation in fair value	201

Balance at December 31, 2012	$2,147
Purchases	12,000
Maturities	(2,147)
Net appreciation in fair value	91

Balance at December 31, 2013	$12,091

9.	Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits at December 31, 2013 and 2012 per the Plan financial statements to the Form 5500 (in thousands):

	2013	2012
Net assets available for benefits per the financial statements	$943,734	$801,826
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	760	5,661
Benefits due to participants but unpaid at year-end	(161)	(71)
Loans classified as uncollectible per the Form 5500	(90)	(88)

Net assets available for benefits per the Form 5500	$944,243	$807,328

The following is a reconciliation of the net increase in the net assets available for benefits per the Plan financial statements to the Form 5500 (in thousands):

2013
Net increase in net assets available for benefits per the financial statements	$141,908
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(4,901)
Benefits due to participants but unpaid at year-end	(90)

2013
Deemed distributions of participant loans per the Form 5500	(2)

Net increase in net assets available for benefits per the Form 5500	$136,915

10.	Subsequent Events

In preparing these financial statements, the Plan evaluated the events and transactions that occurred between December 31, 2013 and the date these financial statements were issued.

MATTEL, INC. PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Common and Commingled Trust Funds:
*	BGI Equity Index Fund	2,277,000 shares	94,886,000	153,117,000
*	BGI Intermediate Government/Corp Fund	1,561,000 shares	34,125,000	38,108,000
*	BGI Lifepath Index 2015 Fund	371,000 shares	4,671,000	4,988,000
*	BGI Lifepath Index 2020 Fund	2,209,000 shares	28,172,000	34,857,000
*	BGI Lifepath Index 2030 Fund	2,776,000 shares	34,679,000	44,343,000
*	BGI Lifepath Index 2040 Fund	2,890,000 shares	36,827,000	46,760,000
*	BGI Lifepath Index Retirement	1,300,000 shares	17,757,000	20,420,000
*	Northern Trust EAFE (Index) Fund	4,459,000 shares	56,744,000	61,628,000
*	Northern Trust Wilshire 4500	131,000 shares	43,813,000	63,582,000
*	Pyramis Select International Fund	79,000 shares	10,286,000	12,776,000

	Total			480,579,000

	Common Stocks:
	Acco Brands Corp	128,000 shares	875,000	861,000
	Ace Limited	29,000 shares	2,031,000	3,033,000
	Actuant Corp-Cl A	18,000 shares	521,000	642,000
	Advance Auto Parts Inc	11,000 shares	947,000	1,187,000
	Air Lease Corp	33,000 shares	1,035,000	1,026,000
	Alaska Air Group Inc	11,000 shares	523,000	792,000
	Allergan Inc	11,000 shares	1,034,000	1,177,000
	Altra Holdings Inc	8,000 shares	239,000	276,000
	American Eagle Outfitters	25,000 shares	420,000	364,000
	American Equity Investment Life	51,000 shares	859,000	1,348,000
	Arch Capital Group Ltd	12,000 shares	406,000	702,000
	Athlon Energy Inc	17,000 shares	429,000	501,000
	B/E Aerospace, Inc.	9,000 shares	330,000	744,000
	Bally Technologies Inc	10,000 shares	442,000	799,000
	Bank Of America Corp	204,000 shares	2,882,000	3,168,000
	Baxter Intl Inc	43,000 shares	2,545,000	2,994,000
	BCE Inc	46,000 shares	1,317,000	1,976,000
	Blackhawk Network Holdings I	34,000 shares	832,000	847,000
	Boeing Co	17,000 shares	1,870,000	2,307,000
	Brookdale Senior Living Inc	25,000 shares	642,000	675,000
	Cameron International Corp	21,000 shares	1,245,000	1,253,000
	Capital One Financial Corp	43,000 shares	1,986,000	3,267,000
	Carefusion Corp	31,000 shares	836,000	1,232,000
	Carpenter Technology Corp	8,000 shares	373,000	477,000
	Chicos FAS Inc	22,000 shares	380,000	423,000
	Cisco Systems Inc	97,000 shares	1,671,000	2,174,000
	Citigroup Inc.	59,000 shares	1,912,000	3,090,000
	Clean Harbors Inc	14,000 shares	832,000	830,000
	Coca Cola Co	47,000 shares	1,766,000	1,956,000
	Covidien Plc	27,000 shares	1,067,000	1,825,000
	CVS/Caremark Corporation	31,000 shares	1,725,000	2,251,000

MATTEL, INC. PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Diamond Resorts International	44,000 shares	643,000	820,000
	Dollar General Corp	34,000 shares	1,694,000	2,066,000
	Dresser-Rand Group Inc	11,000 shares	637,000	657,000
	East West Bancorp Inc	29,000 shares	609,000	1,002,000
	Echo Global Logistics, Inc	34,000 shares	506,000	736,000
	Elizabeth Arden Inc	19,000 shares	704,000	662,000
	Emcor Group Inc	11,000 shares	472,000	480,000
	Encana Corp	64,000 shares	1,322,000	1,152,000
	Exelon Corporation	71,000 shares	2,464,000	1,931,000
	Extra Space Storage Inc	28,000 shares	914,000	1,184,000
	Exxon Mobil Corporation	50,000 shares	4,209,000	5,090,000
	FLIR Systems Inc	34,000 shares	869,000	1,018,000
	Ford Motor Company	177,000 shares	2,424,000	2,723,000
	Fox Factory Holding Corp	30,000 shares	522,000	529,000
	Francesca’s Holdings Corp	44,000 shares	845,000	811,000
	Frank’s International Nv	32,000 shares	793,000	877,000
	General Electric Co	185,000 shares	3,542,000	5,186,000
	Haemonetics Corp Mass	16,000 shares	521,000	657,000
	Halliburton Co	54,000 shares	2,060,000	2,735,000
	Hasbro Inc	17,000 shares	663,000	935,000
	HCC Insurance Holdings Inc	15,000 shares	692,000	707,000
	Honeywell International I	29,000 shares	1,179,000	2,673,000
	Hyatt Hotels Corp	22,000 shares	945,000	1,077,000
	Iconix Brand Group Inc	20,000 shares	377,000	779,000
	Informatica Corp	12,000 shares	364,000	514,000
	Interdigital Inc	18,000 shares	599,000	536,000
	Intrexon Corp	19,000 shares	352,000	458,000
	J2 Global Inc	18,000 shares	568,000	887,000
	Johnson & Johnson	20,000 shares	1,360,000	1,809,000
	Johnson Controls Inc	54,000 shares	1,408,000	2,780,000
	Jones Lang Lasalle Inc	11,000 shares	966,000	1,117,000
	JPMorgan Chase & Co	46,000 shares	1,904,000	2,667,000
	Kapstone Paper And Packaging	9,000 shares	325,000	483,000
	Kennametal Inc	15,000 shares	564,000	765,000
	Key Energy Services Inc	114,000 shares	881,000	902,000
	Kilroy Realty Corp	22,000 shares	981,000	1,098,000
	Lifelock Inc	48,000 shares	696,000	786,000
	Littelfuse Inc	7,000 shares	399,000	651,000
	Louisiana Pacific Corp	36,000 shares	620,000	670,000
	Magellan Health Services	11,000 shares	613,000	673,000
	Marathon Oil Corp	71,000 shares	2,248,000	2,496,000
	Mastec Inc	30,000 shares	633,000	988,000
*	Mattel Inc	1,002,000 shares	21,114,000	47,688,000
	Matthews Intl Corp	23,000 shares	750,000	974,000
	McDonalds Corp	16,000 shares	1,534,000	1,586,000
	McKesson Corp	5,000 shares	435,000	795,000

MATTEL, INC. PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Modine Mfg Co	38,000 shares	417,000	484,000
	Molson Coors Brewing Co	21,000 shares	1,082,000	1,189,000
	Monsanto Co	24,000 shares	1,762,000	2,774,000
	Mosaic Co	22,000 shares	1,286,000	1,047,000
	Netapp Inc	31,000 shares	1,289,000	1,282,000
	Netscout Systems Inc	38,000 shares	782,000	1,127,000
	Norcraft Cos Inc	32,000 shares	520,000	637,000
	Novartis Ag—ADR	19,000 shares	1,108,000	1,551,000
	On Semiconductor Corp	88,000 shares	667,000	722,000
	Oracle Corporation	71,000 shares	2,493,000	2,709,000
	Owens III Inc	31,000 shares	784,000	1,112,000
	Owens III Inc	21,000 shares	535,000	757,000
	Pacwest Bancorp	33,000 shares	749,000	1,408,000
	Pattern Energy Group Inc	31,000 shares	716,000	926,000
	Pfizer Inc	149,000 shares	2,674,000	4,562,000
	PNC Financial Services Group	38,000 shares	2,603,000	2,956,000
	Quanta Svcs Inc Com	27,000 shares	600,000	850,000
	Quintiles Transnational Holdings	21,000 shares	918,000	981,000
	Red Hat Inc	17,000 shares	769,000	940,000
	Reinsurance Group of America	15,000 shares	989,000	1,128,000
	Rock-Tenn Co Cl A	6,000 shares	580,000	603,000
	Rockwood Holdings Inc	11,000 shares	461,000	777,000
	Schweitzer-Mauduit Intl	8,000 shares	273,000	414,000
	Signature Bank	7,000 shares	461,000	743,000
	Sirona Dental Systems Inc	7,000 shares	476,000	484,000
	Solazyme Inc	70,000 shares	632,000	758,000
	Southwestern Energy Co	41,000 shares	1,437,000	1,614,000
	Springleaf Holdings Inc	35,000 shares	675,000	893,000
	SS&C Technologies Holding	16,000 shares	422,000	724,000
	Symantec Corp	61,000 shares	1,370,000	1,436,000
	Synaptics Inc	17,000 shares	807,000	892,000
	Taminco Corp	44,000 shares	894,000	897,000
	Taylor Morrison Home Corp	33,000 shares	778,000	744,000
	Teco Energy Inc	61,000 shares	1,036,000	1,051,000
	Tenneco Inc	14,000 shares	500,000	777,000
	Texas Instruments Inc	69,000 shares	1,941,000	3,032,000
	Tibco Software Inc	31,000 shares	694,000	690,000
	Time Warner Inc	45,000 shares	1,547,000	3,167,000
	Toro Co	14,000 shares	644,000	868,000
	Trimas Corp	22,000 shares	490,000	866,000
	Unitedhealth Group Inc	37,000 shares	1,956,000	2,790,000
	US Silica Holdings Inc	24,000 shares	565,000	816,000
	Viacom Inc	36,000 shares	1,448,000	3,162,000
	Vodafone Group Plc	113,000 shares	2,989,000	4,454,000
	Waddell & Reed Financial	15,000 shares	569,000	962,000
	Web.Com Group Inc	28,000 shares	501,000	904,000

MATTEL, INC. PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Wintrust Financial Corp	17,000 shares	666,000	792,000
	Woodward Inc.	8,000 shares	325,000	368,000
	Xilinx Inc	22,000 shares	738,000	1,010,000

	Total			217,837,000

	Traditional Guaranteed Investment Contracts:
	Met Life GAC #32900X	0.81%, due 3/18/2015	4,015,000	4,040,000
	New York Life #GA34397XX	1.00%, due 5/9/2016	4,003,000	4,012,000
	Prudential #G63205211	0.83%, due 7/15/2015	4,015,000	4,039,000

	Total			12,091,000

	Synthetic Guaranteed Investment Contracts:
	AIG Wrap-Multi Asset (Contract #399892A)
	AEP Texas Central Transition Funding II	0.88%, due 12/1/2018		52,000
	AEP Texas Central Transition Funding II	5.17%, due 1/1/2018		11,000
	Ally Auto Receivables Trust 2012-SN1	0.57%, due 8/20/2015		75,000
	American Express Credit Account Master	0.68%, due 3/15/2018		16,000
	American Express Credit Corp	2.38%, due 3/24/2017		26,000
	American Express Credit Corp	1.75%, due 6/12/2015		31,000
	American Express Credit Corp	1.30%, due 7/29/2016		20,000
	American Honda Finance Corp	1.13%, due 10/7/2016		5,000
	American Honda Finance Corp	2.13%, due 10/10/2018		5,000
	Bank Of Montreal	1.30%, due 7/15/2016		10,000
	Bank Of New York Mellon Corp	1.97%, due 6/20/2017		76,000
	Berkshire Hathaway Finance Corp	0.95%, due 8/15/2016		5,000
	Berkshire Hathaway Inc	1.55%, due 2/9/2018		50,000
*	Blackrock Inc	6.25%, due 9/15/2017		71,000
	Bottling Group LLC	5.50%, due 4/1/2016		11,000
	BP Capital Markets PLC	1.38%, due 11/6/2017		79,000
	BP Capital Markets PLC	2.24%, due 9/26/2018		10,000
	Canadian Imperial Bank Of Commerce	1.35%, due 7/18/2016		25,000
	Capital One Multi-Asset Execution Trust	5.05%, due 12/17/2018		28,000
	Cash			104,000
	Caterpillar Financial Services Corp	1.25%, due 11/6/2017		79,000
	Caterpillar Financial Services Corp	1.00%, due 11/25/2016		10,000
	Centerpoint Energy Restoration Bond Co	3.46%, due 8/15/2019		17,000
	Centerpoint Energy Transition Bond Co I	5.17%, due 8/1/2019		11,000
	Charles Schwab Corp	0.85%, due 12/4/2015		75,000
	Chrysler Capital Auto Receivables Trust	0.91%, due 4/16/2018		10,000
	Cisco Systems Inc	5.50%, due 2/22/2016		39,000
	CIT Equipment Collateral	1.13%, due 7/20/2020		35,000
	Citibank Credit Card Issuance Trust	5.10%, due 11/20/2017		16,000
	Citibank Credit Card Issuance Trust	5.65%, due 9/20/2019		30,000
	Citibank Omni Master Trust	4.90%, due 11/15/2018		5,000
	Citigroup Commercial Mortgage Trust	1.10%, due 11/10/2046		32,000
	CNH Equipment Trust 2011-C	1.19%, due 12/15/2016		41,000

MATTEL, INC. PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Comm 2012-CCRE2 Mortgage Trust	0.82%, due 8/15/2045		46,000
	Comm 2013-CCRE12 Mortgage Trust	1.30%, due 10/10/2046		74,000
	ConocoPhillips	5.20%, due 5/15/2018		79,000
	Discover Card Execution Note Trust	0.81%, due 8/15/2017		73,000
	Entergy Gulf States Reconstruction Fund	5.79%, due 10/1/2018		89,000
	Fifth Third Auto Trust 2013-A	0.61%, due 9/15/2017		34,000
	Ford Credit Auto Owner Trust 2013-B	0.38%, due 2/15/2016		57,000
	Freddie Mac Gold Pool	5.00%, due 2/1/2023		242,000
	GE Equipment Transportation LLC Series	0.62%, due 7/25/2016		25,000
	GE Equipment Transportation LLC Series	0.81%, due 9/24/2020		40,000
	GE Equipment Transportation LLC Series	0.92%, due 9/25/2017		25,000
	General Electric Capital Corp	2.30%, due 4/27/2017		93,000
	General Electric Co	0.85%, due 10/9/2015		75,000
	GS Mortgage Securities Corp II	0.70%, due 2/10/2046		63,000
	GS Mortgage Securities Corp II	1.26%, due 11/10/2046		58,000
	Honda Auto Receivables 2013-3 Owner Trust	0.77%, due 5/15/2017		40,000
	Hyundai Auto Lease Securitization Trust	0.98%, due 10/17/2016		75,000
	Hyundai Auto Receivables Trust 2013-A	0.56%, due 7/17/2017		60,000
	John Deere Capital Corp	1.95%, due 12/13/2018		10,000
	JPMBB Commercial Mortgage Securities Trust	1.23%, due 11/15/2045		24,000
	JPMorgan Chase & Co	3.15%, due 7/5/2016		53,000
	JPMorgan Chase & Co	1.63%, due 5/15/2018		49,000
	JPMorgan Chase Bank NA	6.00%, due 7/5/2017		7,000
	M&T Bank Auto Receivables Trust 2013-1	1.06%, due 11/15/2017		25,000
	Morgan Stanley Bank Of America Merrill	0.78%, due 12/15/2048		73,000
	Morgan Stanley Bank Of America Merrill	0.83%, due 5/15/2046		45,000
	Morgan Stanley Bank Of America Merrill	1.31%, due 8/15/2046		72,000
	Nissan Auto Lease Trust	0.74%, due 9/17/2018		10,000
	Oracle Corp	5.25%, due 1/15/2016		84,000
	Paccar Financial Corp	0.75%, due 5/16/2016		80,000
	Pepsico Inc	2.50%, due 5/10/2016		26,000
	Procter & Gamble Co	1.60%, due 11/15/2018		30,000
	Royal Bank Of Canada	2.30%, due 7/20/2016		37,000
	Royal Bank Of Canada	1.45%, due 9/9/2016		51,000
	Shell International Finance BV	2.00%, due 11/15/2018		40,000
	Simon Property Group LP	2.15%, due 9/15/2017		15,000
	State Street Corp	2.88%, due 3/7/2016		73,000
	Toronto-Dominion Bank	2.50%, due 7/14/2016		37,000
	Toyota Motor Credit Corp	2.80%, due 1/11/2016		48,000
	United States Treasury Note/Bond	1.25%, due 10/31/2015		1,731,000
	United States Treasury Note/Bond	0.63%, due 7/15/2014		80,000
	United States Treasury Note/Bond	1.38%, due 9/30/2018		164,000
	United States Treasury Note/Bond	0.75%, due 6/30/2017		965,000
	United States Treasury Note/Bond	0.25%, due 5/15/2016		716,000
	United States Treasury Note/Bond	1.00%, due 5/31/2018		269,000
	United States Treasury Note/Bond	0.88%, due 9/15/2016		141,000

MATTEL, INC. PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	US Bancorp	1.65%, due 5/15/2017		80,000
	Volvo Financial Equipment LLC Series 20	0.74%, due 3/15/2017		75,000
*	Wells Fargo & Co	1.50%, due 7/1/2015		41,000
*	Wells Fargo & Co	1.50%, due 1/16/2018		40,000
*	Wells Fargo & Co	2.15%, due 1/15/2019		5,000
	Westpac Banking Corp	2.25%, due 7/30/2018		35,000
	WFRBS Commercial Mortgage Trust 2013-C1	1.15%, due 12/15/2046		30,000
	WFRBS Commercial Mortgage Trust 2013-C1	2.92%, due 12/15/2046		10,000
	World Omni Automobile Lease Securitization Trust	0.73%, due 5/16/2016		15,000
	Wrap Contract			—

	Total			7,644,000

	Bank of America Wrap-Multi Asset (Contract #02-069)
	Citibank Credit Card Issuance Trust	4.90%, due 12/12/2016		2,610,000
	Fannie Mae Pool	5.00%, due 3/1/2023		262,000
	Fannie Mae Remics	4.50%, due 10/25/2025		545,000
	Fannie Mae Remics	4.50%, due 6/25/2024		18,000
	Freddie Mac Remics	4.50%, due 7/15/2025		275,000
	Freddie Mac Remics	4.00%, due 5/15/2019		254,000
	LB-UBS Commercial Mortgage Trust	5.17%, due 11/15/2030		235,000
	Wrap contract			—

	Total			4,199,000

	Met Life (Contract #GAC32606)
	MetLife MAT Separate Account	1.34%, no due date		29,092,000
	Wrap contract			—

	Total			29,092,000

	Monumental Life Wrap-Multi Asset (Contract #MDA00450TR)
	ABB Finance USA Inc	1.63%, due 5/8/2017		45,000
	AEP Texas Central Transition Funding II	6.25%, due 1/15/2017		267,000
	Alabama Power Co	5.20%, due 1/15/2016		665,000
	Allergan Inc/United States	1.35%, due 3/15/2018		29,000
	Ally Auto Receivables Trust 2011-2	1.98%, due 4/15/2016		326,000
	American Express Credit Corp	2.38%, due 3/24/2017		440,000
	American Express Credit Corp	1.75%, due 6/12/2015		127,000
	American Express Credit Corp	1.30%, due 7/29/2016		41,000
	American Honda Finance Corp	1.13%, due 10/7/2016		20,000
	American Honda Finance Corp	2.13%, due 10/10/2018		50,000
	AT&T Inc	1.40%, due 12/1/2017		568,000
	BA Credit Card Trust	5.17%, due 6/15/2019		673,000
	Banc Of America Commercial Mortgage Trust	5.38%, due 9/10/2047		107,000
	Banc Of America Merrill Lynch Commercial	5.12%, due 10/10/2045		149,000
	Banc Of America Merrill Lynch Commercial	5.18%, due 9/10/2047		107,000
	Banc Of America Merrill Lynch Commercial	4.67%, due 7/10/2043		221,000
	Bank Of Montreal	1.45%, due 4/9/2018		181,000

MATTEL, INC. PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Bank Of New York Mellon Corp	1.97%, due 6/20/2017		15,000
	Bank Of New York Mellon Corp	1.30%, due 1/25/2018		392,000
	Bank Of New York Mellon Corp	0.70%, due 3/4/2016		179,000
	Bank Of Nova Scotia	1.38%, due 12/18/2017		69,000
	Bank Of Nova Scotia	1.45%, due 4/25/2018		68,000
	Baxter International Inc	0.95%, due 6/1/2016		40,000
	Baxter International Inc	1.85%, due 6/15/2018		44,000
	Berkshire Hathaway Finance Corp	1.30%, due 5/15/2018		39,000
	Berkshire Hathaway Inc	0.80%, due 2/11/2016		75,000
	Berkshire Hathaway Inc	1.55%, due 2/9/2018		55,000
	BHP Billiton Finance USA Ltd	1.00%, due 2/24/2015		71,000
*	Blackrock Inc	1.38%, due 6/1/2015		258,000
	BNP Paribas Sa	3.25%, due 3/11/2015		676,000
	BP Capital Markets Plc	1.38%, due 11/6/2017		113,000
	BP Capital Markets Plc	2.24%, due 9/26/2018		61,000
	Canadian Imperial Bank Of Commerce	1.55%, due 1/23/2018		69,000
	Canadian Imperial Bank Of Commerce	1.35%, due 7/18/2016		51,000
	Carmax Auto Owner Trust 2013-1	0.60%, due 10/16/2017		135,000
	Cash			1,115,000
	Caterpillar Financial Services Corp	1.05%, due 3/26/2015		202,000
	Caterpillar Financial Services Corp	1.63%, due 6/1/2017		81,000
	Caterpillar Financial Services Corp	1.00%, due 11/25/2016		70,000
	Cd 2005-Cd1 Commercial Mortgage Trust	5.22%, due 7/15/2044		224,000
	Centerpoint Energy Transition Bond Co I	5.17%, due 8/1/2019		55,000
	Centerpoint Energy Transition Bond Co I	0.90%, due 4/15/2018		99,000
	Centerpoint Energy Transition Bond Co I	2.16%, due 10/15/2021		140,000
	CFCRE Commercial Mortgage Trust 2011-C2	3.06%, due 12/15/2047		145,000
	Charles Schwab Corp	0.85%, due 12/4/2015		151,000
	Chase Issuance Trust	5.16%, due 4/16/2018		153,000
	Chase Issuance Trust	0.79%, due 6/15/2017		537,000
	Chevron Corp	1.10%, due 12/5/2017		489,000
	Chrysler Capital Auto Receivables Trust	0.91%, due 4/16/2018		30,000
	Cisco Systems Inc	5.50%, due 2/22/2016		291,000
	Citibank Credit Card Issuance Trust	5.30%, due 3/15/2018		156,000
	Citibank Credit Card Issuance Trust	5.65%, due 9/20/2019		720,000
	Citibank Omni Master Trust	4.90%, due 11/15/2018		142,000
	Citigroup Commercial Mortgage Trust 201	0.75%, due 4/10/2046		70,000
	Citigroup Commercial Mortgage Trust 201	1.38%, due 9/10/2046		82,000
	Coca-Cola Co	1.65%, due 11/1/2018		257,000
	Comm 2012-Ccre2 Mortgage Trust	0.82%, due 8/15/2045		61,000
	Comm 2013-Ccre12 Mortgage Trust	1.30%, due 10/10/2046		188,000
	Comm 2013-Lc13 Mortgage Trust	1.31%, due 8/10/2046		77,000
	ConocoPhillips Co	1.05%, due 12/15/2017		185,000
	Costco Wholesale Corp	1.13%, due 12/15/2017		285,000
	Credit Suisse USA Inc	5.13%, due 8/15/2015		655,000
	Discover Card Execution Note Trust	0.81%, due 8/15/2017		251,000

MATTEL, INC. PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Discover Card Execution Note Trust	0.86%, due 11/15/2017		201,000
	Duke Energy Florida Inc	0.65%, due 11/15/2015		100,000
	Entergy Louisiana Investment Recovery Funding	2.04%, due 9/1/2023		116,000
	Fannie Mae Pool	3.50%, due 12/1/2025		369,000
	Fannie Mae Pool	3.50%, due 1/1/2026		595,000
	Fannie Mae Pool	4.00%, due 2/1/2026		187,000
	Fannie Mae Pool	3.50%, due 2/1/2026		418,000
	Fannie Mae Pool	3.00%, due 10/1/2026		123,000
	Fannie Mae Pool	3.50%, due 10/1/2026		435,000
	Fannie Mae Pool	3.00%, due 1/1/2027		496,000
	Fannie Mae Pool	2.50%, due 3/1/2028		760,000
	Fannie Mae Pool	3.00%, due 7/1/2027		267,000
	Fannie Mae Pool	2.50%, due 10/1/2027		241,000
	Fannie Mae Pool	2.50%, due 1/1/2028		275,000
	Fannie Mae Pool	2.50%, due 11/1/2027		466,000
	Fannie Mae Pool	2.50%, due 4/1/2028		517,000
	Fannie Mae Pool	4.50%, due 3/1/2023		340,000
	Fannie Mae Pool	3.50%, due 1/1/2026		313,000
	Fannie Mae Pool	4.00%, due 3/1/2026		218,000
	Fannie Mae Pool	2.50%, due 6/1/2027		253,000
	Fannie Mae Pool	2.50%, due 3/1/2027		97,000
	Fannie Mae Pool	2.50%, due 3/1/2028		183,000
	Fannie Mae Pool	2.50%, due 5/1/2028		769,000
	Fannie Mae Pool	3.50%, due 1/1/2026		346,000
	Fannie Mae Pool	5.50%, due 1/1/2024		196,000
	Fannie Mae Remics	4.00%, due 9/25/2041		64,000
	Fannie Mae Remics	2.75%, due 6/25/2020		1,000
	Fannie Mae Remics	2.50%, due 1/25/2022		1,000
	Fannie Mae Remics	3.00%, due 1/25/2021		207,000
	Fannie Mae-Aces	1.52%, due 12/25/2019		50,000
	Fannie Mae-Aces	1.54%, due 5/25/2022		26,000
	Fannie Mae-Aces	1.36%, due 5/25/2022		83,000
	Fannie Mae-Aces	1.23%, due 9/25/2022		296,000
	Federal Farm Credit Banks	0.50%, due 5/1/2015		552,000
	Federal Home Loan Banks	3.25%, due 9/12/2014		1,031,000
	Federal Home Loan Mortgage Corp	3.00%, due 7/28/2014		1,440,000
	Federal National Mortgage Association	0.88%, due 8/28/2017		693,000
	Federal National Mortgage Association	0.50%, due 3/30/2016		500,000
	Ford Credit Auto Owner Trust 2012-C	0.79%, due 11/15/2017		120,000
	Freddie Mac Gold Pool	5.00%, due 4/1/2022		61,000
	Freddie Mac Gold Pool	4.00%, due 6/1/2024		447,000
	Freddie Mac Gold Pool	4.00%, due 4/1/2026		272,000
	Freddie Mac Gold Pool	4.50%, due 9/1/2026		251,000
	Freddie Mac Gold Pool	2.50%, due 5/1/2027		232,000
	Freddie Mac Gold Pool	2.50%, due 5/1/2028		303,000
	Freddie Mac Gold Pool	4.00%, due 8/1/2024		368,000

MATTEL, INC. PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Freddie Mac Gold Pool	3.00%, due 4/1/2027		172,000
	Freddie Mac Gold Pool	3.50%, due 12/1/2025		243,000
	Freddie Mac Gold Pool	3.50%, due 4/1/2026		354,000
	Freddie Mac Gold Pool	4.00%, due 4/1/2021		107,000
	Freddie Mac Gold Pool	3.50%, due 8/1/2026		85,000
	Freddie Mac Gold Pool	3.00%, due 2/1/2027		472,000
	Freddie Mac Gold Pool	3.00%, due 3/1/2027		399,000
	Freddie Mac Gold Pool	2.50%, due 7/1/2027		210,000
	Freddie Mac Gold Pool	3.00%, due 10/1/2027		148,000
	Freddie Mac Gold Pool	3.00%, due 8/1/2027		331,000
	Freddie Mac Remics	2.00%, due 10/15/2023		263,000
	Freddie Mac Remics	3.50%, due 9/15/2020		1,000
	Freddie Mac Remics	4.50%, due 12/15/2021		1,000
	Freddie Mac Remics	2.50%, due 10/15/2025		249,000
	Freddie Mac Remics	4.00%, due 3/15/2033		285,000
	Freddie Mac Remics	4.00%, due 7/15/2023		69,000
	GE Equipment Midticket LLC Series 2011-1	1.42%, due 5/23/2016		101,000
	GE Equipment Midticket LLC Series 2013-1	0.95%, due 3/22/2017		45,000
	GE Equipment Transportation LLC Series	0.81%, due 9/24/2020		80,000
	GE Equipment Transportation LLC Series	0.92%, due 9/25/2017		95,000
	General Dynamics Corp	1.00%, due 11/15/2017		112,000
	General Electric Capital Corp	5.63%, due 5/1/2018		122,000
	General Electric Capital Corp	3.35%, due 10/17/2016		374,000
	General Electric Capital Corp	2.30%, due 4/27/2017		144,000
	General Electric Capital Corp	1.60%, due 11/20/2017		90,000
	General Electric Co	0.85%, due 10/9/2015		277,000
	Glaxosmithkline Capital PLC	0.75%, due 5/8/2015		45,000
	GS Mortgage Securities Trust 2011-GC5	3.00%, due 8/10/2044		209,000
	GS Mortgage Securities Trust 2012-GC6	2.54%, due 1/10/2045		93,000
	Hewlett-Packard Co	3.00%, due 9/15/2016		372,000
	Honda Auto Receivables 2012-1 Owner Trust	0.77%, due 1/15/2016		29,000
	Honda Auto Receivables 2012-1 Owner Trust	0.97%, due 4/16/2018		35,000
	Honda Auto Receivables 2012-3 Owner Trust	0.74%, due 10/15/2018		75,000
	Hyundai Auto Receivables Trust 2010-A	2.45%, due 12/15/2016		350,000
	International Business Machines Corp	5.70%, due 9/14/2017		64,000
	International Business Machines Corp	1.95%, due 7/22/2016		47,000
	International Business Machines Corp	1.25%, due 2/6/2017		200,000
	John Deere Capital Corp	2.00%, due 1/13/2017		139,000
	John Deere Capital Corp	1.20%, due 10/10/2017		78,000
	John Deere Owner Trust 2011	1.96%, due 4/16/2018		267,000
	John Deere Owner Trust 2012	0.75%, due 3/15/2016		77,000
	John Deere Owner Trust 2012	0.99%, due 6/15/2018		30,000
	JP Morgan Chase Commercial Mortgage Sec	5.20%, due 12/15/2044		241,000
	JP Morgan Chase Commercial Mortgage Sec	1.80%, due 10/15/2045		200,000
	JPMBB Commercial Mortgage Securities Trust	1.23%, due 11/15/2045		83,000
	JPMorgan Chase & Co	2.60%, due 1/15/2016		573,000

MATTEL, INC. PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	JPMorgan Chase Bank NA	6.00%, due 7/5/2017		52,000
	LB-UBS Commercial Mortgage Trust 2005-C	4.74%, due 2/15/2030		216,000
	Lowe’s Cos Inc	2.13%, due 4/15/2016		412,000
	M&T Bank Auto Receivables Trust 2013-1	1.06%, due 11/15/2017		166,000
	Mercedes-Benz Auto Lease Trust 2013-A	0.72%, due 12/17/2018		30,000
	Mercedes-Benz Auto Receivables Trust	0.61%, due 12/17/2018		75,000
	Merck & Co Inc	1.30%, due 5/18/2018		146,000
	Merrill Lynch Mortgage Trust 2005-LC1	5.29%, due 1/12/2044		30,000
	Microsoft Corp	0.88%, due 11/15/2017		64,000
	Morgan Stanley Bank Of America Merrill	0.78%, due 12/15/2048		228,000
	Morgan Stanley Bank Of America Merrill	1.39%, due 7/15/2046		187,000
	Morgan Stanley Capital I Trust 2005-HG6	4.99%, due 8/13/2042		173,000
	Morgan Stanley Capital I Trust 2011-C3	3.22%, due 7/15/2049		70,000
	Nissan Auto Lease Trust	0.74%, due 9/17/2018		60,000
	Nissan Auto Receivables 2012-A Owner Trust	1.00%, due 7/16/2018		141,000
	Occidental Petroleum Corp	2.50%, due 2/1/2016		115,000
	Occidental Petroleum Corp	1.50%, due 2/15/2018		59,000
	Oncor Electric Delivery Transition Bond	5.42%, due 8/15/2017		77,000
	Oracle Corp	1.20%, due 10/15/2017		187,000
	Paccar Financial Corp	1.60%, due 3/15/2017		110,000
	Paccar Financial Corp	0.75%, due 5/16/2016		5,000
	Pepsico Inc	2.50%, due 5/10/2016		167,000
	Pfizer Inc	0.90%, due 1/15/2017		235,000
	Praxair Inc	1.05%, due 11/7/2017		39,000
	Procter & Gamble Co	1.60%, due 11/15/2018		133,000
	PSE&G Transition Funding LLC	6.89%, due 12/15/2017		163,000
	Royal Bank Of Canada	2.30%, due 7/20/2016		141,000
	Sanofi	1.25%, due 4/10/2018		59,000
	Shell International Finance Bv	1.13%, due 8/21/2017		149,000
	Shell International Finance Bv	2.00%, due 11/15/2018		135,000
	Simon Property Group Lp	2.15%, due 9/15/2017		117,000
	State Street Corp	2.88%, due 3/7/2016		756,000
	Toronto-Dominion Bank	1.40%, due 4/30/2018		210,000
	Toronto-Dominion Bank	1.50%, due 9/9/2016		56,000
	Toyota Auto Receivables 2012-A Owner Trust	0.99%, due 8/15/2017		45,000
	Toyota Auto Receivables 2012-B Owner Trust	0.61%, due 1/16/2018		200,000
	Toyota Motor Credit Corp	2.80%, due 1/11/2016		153,000
	Toyota Motor Credit Corp	1.38%, due 1/10/2018		143,000
	UBS-Barclays Commercial Mortgage Trust	1.01%, due 5/10/2063		96,000
	United Parcel Service Inc	1.13%, due 10/1/2017		44,000
	United States Treasury Note/Bond	1.50%, due 8/31/2018		540,000
	United States Treasury Note/Bond	1.38%, due 9/30/2018		1,249,000
	United States Treasury Note/Bond	1.00%, due 10/31/2016		1,140,000
	United States Treasury Note/Bond	0.88%, due 11/30/2016		1,922,000
	United States Treasury Note/Bond	1.25%, due 1/31/2019		167,000
	United States Treasury Note/Bond	0.75%, due 6/30/2017		1,098,000

MATTEL, INC. PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	United States Treasury Note/Bond	0.25%, due 7/15/2015		5,000
	United States Treasury Note/Bond	0.38%, due 11/15/2015		425,000
	United States Treasury Note/Bond	0.63%, due 11/30/2017		176,000
	United States Treasury Note/Bond	0.38%, due 3/15/2016		660,000
	United Technologies Corp	1.80%, due 6/1/2017		81,000
	US Bancorp	1.65%, due 5/15/2017		281,000
	Volvo Financial Equipment LLC Series 20	0.74%, due 3/15/2017		425,000
	Wachovia Bank Commercial Mortgage Trust	5.24%, due 10/15/2044		82,000
	Walt Disney Co	0.45%, due 12/1/2015		130,000
*	Wells Fargo & Co	2.10%, due 5/8/2017		169,000
*	Wells Fargo & Co	1.50%, due 1/16/2018		410,000
*	Wells Fargo & Co	2.15%, due 1/15/2019		35,000
	Westpac Banking Corp	0.95%, due 1/12/2016		151,000
	Westpac Banking Corp	2.25%, due 7/30/2018		117,000
	WFRBS Commercial Mortgage Trust 2012-C7	2.30%, due 6/15/2045		90,000
	WFRBS Commercial Mortgage Trust 2013-C1	1.41%, due 9/15/2046		79,000
	WFRBS Commercial Mortgage Trust 2013-C1	2.92%, due 12/15/2046		56,000
	World Omni Auto Receivables Trust 2012-	0.85%, due 8/15/2018		80,000
	World Omni Auto Receivables Trust 2012-	0.43%, due 11/16/2015		48,000
	World Omni Automobile Lease Securitization	0.73%, due 5/16/2016		95,000
	Wrap contract			—

	Total			52,007,000

	Principal Life Insurance Wrap (Contract #GA8-9578)
*	Morley Stable Income Bond Fund	1.01%, no due date		29,350,000
	Wrap contract			—

	Total			29,350,000

	Prudential Insurance Wrap (Contract #GA-62237)
	Prudential Trust Co Collective Trust	1.91%, no due date		51,687,000
	Wrap contract			—

	Total			51,687,000

	Rabobank Wrap-Multi Asset (Contract #MAT060201)
	JPMorgan Chase Commercial Mortgage	4.93%, due 9/12/2037		383,000
	Freddie Mac	5.50%, due 5/1/2022		151,000
	Fannie Mae	3.00%, due 6/25/2018		93,000

	Total			627,000

	Mutual Fund:
*	PIMCO Long-Term U.S. Government Institutional Fund	2,490,000 shares	28,223,000	22,911,000

	Interest Bearing Cash:
*	Wells Fargo Short-Term Investment Fund	Investment Fund S; 25,454,000 units	25,454,000	25,454,000
*	Wells Fargo Short-Term Investment Fund	Investment Fund N; 268,000 units	268,000	268,000

	Total			25,722,000

MATTEL, INC. PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Total Investments at Fair Value			$933,746,000

	Notes Receivable from Participants:
		Interest rates: 4.25%-10.50%
*	Notes Receivable from Participants	Maturity dates: 1/2/2014–12/23/2028		$9,157,000

*	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Mattel, Inc. Personal Investment Plan

Date: June 24, 2014	By:	/s/ Mandana Sadigh
Mandana Sadigh Senior Vice President and Treasurer Mattel, Inc.